UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

                                        SEC File Number  1-10105
                                        CUSIP Number     576901-10-2
(Check One):

[ ]  FORM 10-K AND FORM 10-KSB  [ ] FORM 20-F  [X] FORM 10-Q AND
     FORM 10-QSB   [ ] FORM N-SAR

     For Period Ended:                  March 31, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR


For the transition period from                     to



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information


     Full Name of Registrant:           MATLACK SYSTEMS, INC.

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number)

          One Rollins Plaza, Wilmington, Delaware 19803
                         City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)


The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b):

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III - Narrative


The Registrant has not yet completed its review of the appropriate valuation of, and the appropriate accounting treatment of, certain assets that are being evaluated for possible impairment. Accordingly, the Registrant has been unable to compile all information necessary to complete its Form 10-Q. As a result, the Registrant is filing this notification and will file the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934.

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

      Patrick J. Bagley               302           426-2930
          (Name)                   (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes         [ ] No

     Due to the reasons set forth above, and until the Registrant's review is complete, the Registrant is unable to reasonably estimate its results of operations.







                        Matlack Systems, Inc.
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:      May 16, 2000                MATLACK SYSTEMS, INC.
                                    (Registrant)


                              By:  /s/ Patrick J. Bagley
                                   Patrick J. Bagley
                                   Vice President-Finance and Treasurer
                                   Chief Financial Officer
                                   Chief Accounting Officer


                              ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).